Reorganization

On September 12, 2007, the shareholders of John Hancock U.S. Government Cash Reserve Fund (Cash Reserve Fund) approved an Agreement and Plan of Reorganization, which provided for the transfer of substantially all of the assets and liabilities of the Cash Reserve Fund in exchange for Class A shares of the Fund. The acquisition was accounted for as a tax-free exchange of 33,151,672 Class A shares of the Fund for the net assets of the Cash Reserve Fund, which amounted to $33,125,522 for the shares of the Cash Reserve Fund after the close of business on September 14, 2007.